UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT

CONFLICT MINERALS

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HAVERTY FURNITURE COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	1-14445	58-0281900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342
(Address of principal executive officers) ( Zip Code)
Janet E. Taylor (404) 443-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

(b)           Conflict Minerals Disclosure

Haverty Furniture Companies, Inc. (“Havertys,” “we,” “our,” or “us”) is a retailer of home furnishings, including living room furniture, dining room furniture, bedroom furniture, bedding, media rooms, home offices and related accessories.  We purchase the products we sell from a number of sources and may specify terms with the supplier that do not directly relate to the manufacturing of the product and have our brand or logo affixed to their products.  We also work with certain suppliers to have products manufactured to our design and specifications.  These products may contain Conflict Minerals (as defined below) necessary to their functionality.

During 2013, Havertys developed policies and procedures consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including both Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Second Edition 2013) (the “Guidance”) for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).   In accordance with the requirements of Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, and the Instructions to Form SD, we undertook a reasonable country of origin inquiry to survey our supply chain for calendar year 2013 to determine whether any of the products manufactured or contracted to be manufactured by us included components, parts or products which contained Conflict Minerals necessary to the product’s generally expected functions, use, purpose or production.

In connection with the survey, we (i) evaluated our products for calendar year 2013 that we contract for  manufacture to determine which contained necessary Conflict Minerals, (ii) distributed a standard questionnaire to each of such suppliers requesting information on Conflict Minerals in the components, parts or products supplied to us, (iii) sought and obtained written certifications from each  supplier with respect to calendar year 2013 containing representations as to the source and origin of any necessary Conflict Minerals contained in the relevant products.  Where necessary, we followed-up with phone calls and other correspondence with our suppliers to obtain their response to our questionnaire and to clarify certain information.  We ultimately received responses and certifications from all suppliers subject to this survey indicating that none of the Conflict Minerals in the components, parts or products supplied to us were sourced from the Democratic Republic of Congo or adjoining countries.

Based upon our review of the questionnaires, certifications and other information received from our suppliers, together with our relationship with our suppliers and knowledge of their purchasing practices, Havertys believes that it is reasonable to rely upon the certifications provided to us from our suppliers.  Subject to and in reliance upon such certifications, Havertys has no reason to believe that any of the necessary Conflict Minerals in the products we contract for manufacture originated in the Democratic Republic of the Congo or an adjoining country or, alternatively, did not come from recycled or scrap sources.

In connection with the foregoing assessment, Havertys has adopted a Conflict Minerals Policy.  A copy of our Policy, together with a copy of this Form SD, can be found on our website at http://www.havertys.com/View_ConflictMinerals_Governance.  The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.  In accordance with our Policy, we will continue to survey our suppliers and are seeking their ongoing cooperation and assistance in ensuring that Conflict Minerals used in our products are sourced reliably and responsibly.

Our ability to make determinations about the potential presence of Conflict Minerals in our products is limited by our position as a downstream purchaser of Conflict Minerals.  Our diligence measures provide reasonable assurance and not absolute certainty regarding the source and chain of custody of necessary Conflict Minerals in our products.  The success of our diligence depends upon various factors including, but not limited to, the respective due diligence efforts of our suppliers and their supply chain and their respective willingness, whether public or private entities, to disclose such information to us, and the ability of the involved entities in making their determinations in accordance with nationally or internationally recognized standards, including the OECD Guidance.  The failure to obtain reliable information from any level of our supply chain could have a material impact on our future ability to report on the presence, source and chain of custody of Conflict Minerals with any degree of certainty.  There can be no assurance that our suppliers will continue to cooperate with our information inquiries and requests for certifications or provide documentation or other evidence we consider reliable or in a time frame sufficient to allow us to make our own reasonable determination.

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HAVERTY FURNITURE COMPANIES, INC.

June 2, 2014	By:	/s/ Clarence H. Smith
Clarence H. Smith
Chairman of the Board, President
and Chief Executive Officer